Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-4 of our report dated March 30, 2015 relating to the combined and consolidated financial statements of Caesars Growth Properties Holdings, LLC and subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs referring to (1) CGPH completing acquisitions in May 2014 that were accounted for as transactions among entities under common control and recasting their financial results for these acquisitions as if those businesses were combined into CGPH for all periods presented and (2) litigation matters) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading, “Experts,” in such Prospectus.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada

March 30, 2015